SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 2
                                       To
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                RESOURCES ACCRUED MORTGAGE INVESTORS LP SERIES 86

                            (Name of Subject Company)

                 SUTTER OPPORTUNITY FUND 2, LLC; SUTTER CAPITAL
                      MANAGEMENT, LLC; AND ROBERT E. DIXON

                                    (Bidder)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                            -----------------------
                                              Copy to:
Robert Dixon                                  Paul J. Derenthal, Esq.
Sutter Capital Management, LLC                Derenthal & Dannhauser
150 Post Street, Suite 320,                   One Post Street, Suite 575
San Francisco, California 94108               San Francisco, California  94104
(415) 788-1444                                (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)



[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $495
         Form or Registration Number: Schedule TO
         Filing Party: Above named bidders
         Date Filed: November 14, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                        FINAL AMENDMENT TO TENDER OFFER

     This final amendment to Tender Offer Statement on Schedule TO relates to the offer by SUTTER OPPORTUNITY FUND 2, LLC; SUTTER CAPITAL MANAGEMENT, LLC; and Robert E. Dixon (the "Purchasers") to purchase up to 330,004 Units of limited partnership interest (the "Units") in RESOURCES ACCRUED MORTGAGE INVESTORS LP SERIES 86, a Delaware limited partnership (the "Issuer"), the subject company, at a purchase price equal to $7.50 per Unit. The Offer terminated on December 31, 2001. The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchasers, of a total of 119,307 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 119,307 Units, or approximately 36.15% of the total outstanding Units.


     On or about December 28, 2001, the Purchasers received assurances from the Issuer's general partner that (i) the Issuer had not distributed any cash or securities or sold any assets subsequent to September 30, 2001, (ii) none of the Issuer's assets were then under contract to be sold, (iii) any transfer fees for transfers of Units pursuant to the offer would be waived, and (iv) the Issuer would not distribute any cash or securities prior to September 30, 2002. Based on such assurances, the Purchasers waived their minimum offer condition and, upon close of the offer, consummated the purchase of Units as described above. Further, the general partner and the Purchasers have entered into discussions concerning the potential acquisition by the Purchasers of the general partner's interest in the Issuer. No agreement has been reached with respect to any such acquisition.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 22, 2002


SUTTER OPPORTUNITY FUND 2, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

         By:      /s/ ROBERT DIXON
                  -----------------------------------------
                  Robert Dixon, Manager

SUTTER CAPITAL MANAGEMENT, LLC

         By:      /s/ ROBERT DIXON
                  -----------------------------------------
                  Robert Dixon, Manager


/s/ ROBERT DIXON
-----------------------------------------
 ROBERT E. DIXON






















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